SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 January 7, 2003


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X     Form 40-F
                                       ---             ---

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                              Yes              No X
                                  ---            ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: January 7, 2003                    By:________________________
                                          Name: Jacinto Pariente
                                          Title: Manager of North America
                                          Investor Relations


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   ENDESA CONTINUES TO BE THE LEADER IN SPAIN'S ELECTRICITY GENERATION MARKET
                      WITH AN OUTPUT OF 89,417 GWH IN 2002

   ON HOMOGENEOUS TERMS, ENDESA'S OUTPUT IN 2002 INCREASED BY 3.2% AGAINST THE
                                 PREVIOUS YEAR


- ENDESA's share in the mainland's generation market - including imports and purchases from the special regime - was 42.0% in 2002, against 41.1% in 2001 without taking into account the VIESGO assets sold to ENEL


New York, January 7th, 2003. - ENDESA's (NYSE:ELE) electricity output in 2002 was 89,417 GWh, 3.2% higher than 2001 on a homogeneous basis, that is, without taking into account the VIESGO assets sold to ENEL.

This output figure is broken down as follows:

- Mainland Spain: 78,161 GWh (net), a 3.1% increase vis-a-vis 2001, against a 1% decrease for the rest of the industry.

- Balearic and Canary Islands, Ceuta and Melilla: a 3.9% increase against 2001, to a total 11,256 GWh (net).

As per technology, ENDESA's coal-fired generation output on the mainland was 37,069 GWh, 9.5% higher than the previous year, fuel-gas was 3,024 GWh (a 16.5% growth rate), nuclear was 28,395 GWh (0.2% higher) and, finally, hydro was 7,941 GWh, a decrease of 28.0% against 2001.

The above changes were a result of the acute drought that hit the Iberian Peninsula during the fist ten months and that brought a considerable decrease in the system's hydroelectric generation.


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It is important to point out that ENDESA's 28% drop (-3,090 GWh) was lower than the decrease for the rest of the mainland generators of 50% (-11,030 GWh).

Once again, conventional thermal generation, especially the highly competitive coal plants, played a key role in covering the mainland's demand alleviating the above drop in hydro generation. Coal-fired generation represented 47.4% of ENDESA's mainland figures in 2002, an increase of 3,220 GWh that resulted in market revenues above Euro 1,650 million.

Generation from oil-gas plants in 2002 - a technology less competitive than coal
- also increased in 2002, but only in 430 GWh, against an increase of 3,400 GWh for the rest of the industry.

The above figures once again confirm ENDESA's generation assets' balanced and competitive position, which makes it less vulnerable to the random risk of the hydro generation levels in the mainland. It is important to point out that against the random levels of hydro generation it is the thermal-based assets, and especially coal-fired ones, that bring security to the system's demand coverage.

In 2002, ENDESA maintained its leadership in the Spanish generation market in the mainland with a market share of 42% - including imports and special regime -, against 41.1% in 2001.

Finally, it is worth mentioning the commissioning of two new CCGTs at San Roque and Besos in the summer of 2002, with a total capacity of 800 MW, which produced 1,732 GWh, that is, 2.2% of ENDESA's total output in the mainland. These plants have shown a very good performance, with availability levels above 85%, much higher than for similar plants in their first months of operation.

ENDESA'S ELECTRICITY OUTPUT IN 2002
(Net GWh and  %)

                                   Mainland          vs/01       Islands       vs/01        Total        VS/01
-------------------------------------------------------------------------------------------------------------------
Hydro                                       7,941    -28.0         0.8         -51.1        7,942        -28.0
-------------------------------------------------------------------------------------------------------------------
Nuclear                                    28,395     0.2           -            -          28,395        0.2
-------------------------------------------------------------------------------------------------------------------
Coal                                       37,069     9.5         3,311         -1.9        40,380        8.4
-------------------------------------------------------------------------------------------------------------------
Oil-gas                                     3,024    16.5         7,944         6.5         10,968        9.1
-------------------------------------------------------------------------------------------------------------------
Combined cycle                              1,732                                           1,732
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      78,161     3.1        11,256         3.9         89,417        3.2
-------------------------------------------------------------------------------------------------------------------

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

MARKET SHARE IN THE MAINLAND MARKET

---------------------------- -------------
ENDESA                              42.0%
---------------------------- -------------
Rest*                               58.0%
                                    -----
                                   100.0%
---------------------------- -------------
(*Other generators, external agents and energy from the special regime)


For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 http://www.endesa.es


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